MICHAEL D. HARRIS E-MAIL ADDRESS: mharris@nasonyeager.com

NASON YEAGER GERSON

WHITE&LIOCE, P.A.

ATTORNEYS AT LAW

SABADELL UNITED  BANK TOWER
1645 PALM BEACH LAKES BOULEVARD
SUITE 1200
WEST PALM BEACH, FLORIDA 33401

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TELEPHONE (561) 686-3307 FACSIMILE (561) 686-5442

www.nasonyeager.com

DIRECT DIAL: (561) 471-3507 FAX NUMBER: (561) 686-5442

June 25, 2013

VIA EDGAR

Mr. Jay Ingram

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC  20546

Dear Mr. Ingram:

Please find the response of our client, GelTech Solutions, Inc. (the “Company”), to the comment received from you in your letter dated June 17, 2013 related to the Form S-1/A (File No. 333-178911).

General

1. It appears that the prospectus included in Post-Effective Amendment No. 1 to Form S-1 has been in use for more than nine months, that the last set of audited financial statements contained therein are more than 16 months old, and that you have not previously sought to update your audited financial statements pursuant to Section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) either accompany or precede the confirmation of the sale of a security. Please supplementally advise us as to whether you have made any offers or sales using the prospectus during the period in which your audited financial statements were not current. If yes, please provide us with a legal analysis addressing your compliance with Sections 5 and 10 of the Securities Act.

Mr. Jay Ingram

June 25, 2013

Response:

As discussed on our conference call with Ms. Erin Jaskott, between December 10, 2012 and December 26, 2012, the Company sold 249,931 shares of common stock to Lincoln Park and received proceeds of $90,000 or $0.36 per share. On the dates of these sales, the audited financial statements contained in the Company’s prospectus were not current.

The Company has advised Lincoln Park of this potential violation of Section 5(b) of the Securities Act of 1933. Lincoln Park has advised the Company that such shares have not been sold by Lincoln Park and that Lincoln Park has not sold any other shares pursuant to the prospectus since October 31, 2012.

The Company plans to include a risk factor and disclosure in MD&A in the Form S-1/A regarding its exposure to this potential liability, including rescission rights. Under the Illinois Securities Law of 1953, there was no violation resulting from the purchases disclosed in this response letter.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please do not hesitate to call me or my associate, Brian Bernstein, at (561) 471-3516 if you have any questions.

Very truly yours,

NASON, YEAGER, GERSON,
WHITE & LIOCE, P.A.

/s/ Michael D. Harris

MICHAEL D. HARRIS

cc:

Mr. Michael Cordani (via email)

Mr. Michael Hull (via email)